AB 3/12

JD 3/8

[redacted]

13014059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 07 2013

Washington DC
400

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8355 East Hartford Drive; Suite 102
(No. and Street)

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kries (480)543-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue #900 (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/14/13

OATH OR AFFIRMATION

I, Jim Kries, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 2012, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President/Managing Partner

Title

Notary Public

ELIZABETH TEIGEN
Notary Public - Arizona
Maricopa County
My Commission Expires
March 03, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIC DISTRIBUTORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004
BDO SEIDMAN ALLIANCE

BIC DISTRIBUTORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

BIC DISTRIBUTORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2012

TABLE OF CONTENTS

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

Independent Auditors' Report

To the Member of
BIC Distributors, LLC

We have audited the accompanying statement of financial condition of BIC Distributors, LLC as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC, as of December 31, 2012, and the results of its operations, changes in its member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 25, 2012

BIC DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$	252,079
Accounts receivable		72,029
Prepaid expense		23,049
Property and equipment, net		6,779
Deposits		4,028
Total assets	$	357,964
Liabilities and member's capital		
Liabilities		
Accounts payable and accrued expenses	$	39,920
Deferred rent		9,947
Total liabilities		49,867
Member's capital		308,097
Total liabilities and member's capital	$	357,964

The Accompanying Notes are an Integral Part of the Financial Statements

BIC DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues		
Commission income	$	859,075
Administrative income		324,928
Registration fee income		585
Other income		614
Total Revenue		1,185,202
Expenses		
Advertising and promotion	$	6,183
Bank charges		365
Commissions		501,877
Contract labor		30,610
Education and seminars		360
Employee benefits		118
Charity		472
Computer maintenance		4,748
Computer software		7,175
Dues, memberships, and publications		395
Meals and entertainment		1,830
Office services		1,294
Repairs and maintenance		355
Insurance		11,677
Internet and web site		9,975
Licenses and fees		20,130
Miscellaneous		324
Office expense		3,104
Payroll taxes		10,070
Professional services		23,294
Rent		41,632
Telephone		11,948
Travel		89,694
Wages		97,498
Depreciation expense		428
Total Expenses		875,556
Net income	$	309,646

The Accompanying Notes are an Integral Part of the Financial Statements

BIC DISTRIBUTORS, LLC
STATEMENT OF MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance – December 31, 2011	$	156,325
2012 Net Income		309,646
2012 Member Distributions		(157,874)
Balance – December 31, 2012	$	308,097

The Accompanying Notes are an Integral Part of the Financial Statements

BIC DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income	$	309,646
Adjustments to reconcile change in net income to net cash from operating activities:		
Depreciation		428
Changes in assets and liabilities		
Accounts receivable		27,172
Prepaid expenses		(7,744)
Deposits		(4,028)
Accounts payable and accrued expenses		(1,025)
Deferred rent		9,947
Net cash from operating activities		334,396
Cash flows used for investing activities:		
Purchase of equipment		(7,207)
Net cash used for investing activities		(7,207)
Cash flows used for financing activities:		
Member distributions		(157,874)
Net cash used for financing activities:		(157,874)
Net change in cash and cash equivalents		169,315
Cash and cash equivalents, beginning of year		82,764
Cash and cash equivalents, end of year	$	252,079

The Accompanying Notes are an Integral Part of the Financial Statements

NOTE 1 – Principal Activity and Significant Accounting Policies

Nature of Business

BIC Distributors, LLC (Company) is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Scottsdale, Arizona.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management determined that no allowance was necessary as of December 31, 2012.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets as follows:

Office furniture and fixtures	5-7 years
Computers and software	3-5 years

Revenue Recognition

Revenue is recognized when it is reasonably estimable and earned, which is normally one month after the period in which the underlying transactions occurred.

NOTE 1 – Principal Activity and Significant Accounting Policies- continued

Income Taxes

Income taxes on Company income are levied on the members at the member level. Accordingly, all profits and losses of the Company are recognized by each member on its respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the year ended December 31, 2012, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10 (formerly Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes). In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2012 the Company believed that they had no tax positions that would not be held up under examination.

Advertising

Costs for advertising are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.

NOTE 2 – Concentration

BIC Distributors, LLC conducts virtually all of its operations under contracts with four different asset management companies, one of which accounts for over 95% of the Company's revenues, and was 98% of the accounts receivable at December 31, 2012.

NOTE 3 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2012:

	2012
Office furniture and equipment	$ 3,594
Computers and software	3,613
	7,207
Less: accumulated depreciation	(428)
Total	$ 6,779

Depreciation expense for the year ended December 31, 2012 was $428.

NOTE 4 – Reserve Requirements

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 – Operating Leases

The Company leased office space under a lease that expired January 2012. Total payments on this lease were $2,015.

Previously, the Company signed a new lease for office space in January 2012. Monthly payments range from $3,626 to $4,028. The lease runs from March 2012 through June 2015. Combined rent expense charged to operations for the year ended December 31, 2012 was $41,632.

Future minimum payments under the operating lease agreement is:

Year Ending December 31,	Amount
2013	$ 44,919
2014	47,331
2015	20,140
	$ 112,390

NOTE 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2012, the Company had the following net capital:

	2012
Net capital	$ 274,241
Excess net capital	$ 269,241
Aggregate indebtedness ratio	18%

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 – Related Party Transactions

The Company paid commissions of $312,311 to individuals who are members of BIC Group, LLC. BIC Group is the sole owner of BIC Distributors.

NOTE 8 – Members' Capital

Members	Ownership Percentages
BIC Group, LLC	100%
	100%

BIC DISTRIBUTORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

		Schedule I
NET CAPITAL		
Total member's capital from the statement of financial condition	$	308,097
Deductions		
Nonallowable assets:		
Prepaid expenses		23,049
Furniture and fixtures		6,779
Deposits		4,028
Haircuts on securities		-
Net capital	$	274,241
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	269,241
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	269,254
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	49,867
Ratio of aggregate indebtedness to net capital		18.2%
RECONCIIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	274,141
Adjustment - accounts receivable credit balance		100
	$	274,241
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	49,867
Adjustments		-
	$	49,867

This information is an integral part of the accompanying financial statements

BIC DISTRIBUTORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

This information is an integral part of the accompanying financial statements

Independent Auditors' Supplementary Report on Internal Control

To The Member of
BIC Distributors, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements of BIC Distributors, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or

detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 25, 2012